August 12, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:                      Amanda Ravitz, Assistant Director

RE:           SecureAlert, Inc.
Registration Statement on Form S-1
File No. 333-192329
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Ravitz:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Dynatronics Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-205934), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m., EDT, Thursday, August 13, 2015, or as soon as practicable thereafter.  There are no underwriters of the issuance of the securities being registered.

The Registrant hereby acknowledges that:

(i) Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) The Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Bob Cardon (801) 568-7042, or in his absence to our outside counsel, Kevin Pinegar or Wayne Swan, at (801) 415-3000.  We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to me via facsimile at (801) 568-7711.

Sincerely yours,

Dynatronics Corporation

/s/ Bob Cardon
VP and Corporate Secretary